Mail Stop 4561

Daniel W. Rumsey, Interim Chief Financial Officer
Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, PA 19380

> **Re: Prescient Applied Intelligence, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed November 20, 2008**
> **File No. 005-57033**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2008**
> **File No. 000-21729**

Dear Mr. Rumsey:

We have reviewed your amended filings and response letter, and have the following comments. Where indicated, we think you should revise your filings in response to these comments.

General

1.   We note that the company has provided the representations requested in the closing of our letter of November 13, 2008.   As requested, please also provide these representations in writing signed by each of the other filing persons.

Preliminary Proxy Statement

General

2.   As indicated in prior comments 16 and 35 from our letter of November 13, 2008, it is generally inappropriate to qualify disclosure in the body of your proxy statement in its entirety by reference to additional materials. We note in this regard that although you have deleted certain qualifications of this type, several remain in your filing, including the following:

- The qualification relating to Updata's fairness opinion on page 31,
- The qualification relating to the merger agreement on page 43, and
- The qualification relating to the section of the Delaware General Corporation Law that provides for appraisal rights on page 57.

Please revise these and any other such qualifications in your proxy statement.

3.   Your initial references in the document to Park City in the shareholder notice and on the cover page of the proxy statement do not provide any information concerning the relationships that Park City and Mr. Fields have with Prescient. Please expand these initial references to Park City to disclose prominently Park City's percentage ownership of Prescient stock and Mr. Fields' offices with both companies, as well as any other related party arrangements among Park City and/or Mr. Fields, on the one hand, and Prescient on the other.

Summary Term Sheet

Opinion of Prescient's Financial Advisor, page 4

4.   Please include an explicit statement in your summary to the effect that Updata's fairness opinion does <u>not</u> contain a determination as to the fairness of the transaction to unaffiliated holders of Prescient common stock.

Solicitation, page 8

5.   We refer to your response to prior comment 14 from our letter of November 13, 2008. Please also remove the reference to "other means" of soliciting proxies on page 7 of your amended preliminary proxy statement, or advise.

Questions and Answers about the Special Meeting and the Merger

Q. What was the role of the Special Committee?, page 9

6.   You state that the members of the special committee were deemed independent because they have no financial or other material interest in the outcome of the transaction. Please advise whether Mr. Rumsey, the company's Interim CFO, is expected to continue serving as an officer and/or director of Prescient (or its successor) following consummation of the transaction. If so, please disclose in your filing Mr. Rumsey's expected future relationship with the company (or its successor), and explain how you nonetheless determined that he has no material interest in the outcome of the transaction and is therefore independent.

Special Factors

Background of the Merger, page 13

7.   You state in the fourth paragraph on page 14 that Messrs. Fox and Kiernan were appointed to the special committee in part because both satisfied the independence standards for directors established by the American Stock

Exchange. Please expand your disclosure to clarify, if accurate, that the other member of the special committee, Mr. Rumsey, does not satisfy the American Stock Exchange independence standards. In addition, explain why the board nevertheless selected him as a member of the special committee and how it considered his lack of independence under those standards in evaluating the recommendation of the special committee. Alternatively, remove the reference to the independence standards of the American Stock Exchange as applicable to the selection of your special committee members.

8.   Please clarify what you mean by "firm offers" in the last sentence of the second paragraph on page 14. In addition, in your response letter, please provide support for your assertion in the last paragraph on this page that a prospective financial buyer withdrew its offer "due to factors unrelated to the Company," and revise your filing in this regard as appropriate.

9.   As previously requested in prior comment 19 from our letter of November 13, 2008, please ensure that this section discusses the material terms of each proposal and modification thereto made by each of the prospective purchasers of the company. For example, please disclose the aggregate value of each of the following: (i) Park City's May 29th offer to acquire the company for a combination of cash, stock and notes, and (ii) the prospective financial buyer's June 28th all-cash offer. In addition, we note that the improvements to its bid that the prospective financial buyer offered to make on July 26, 2008, are not currently disclosed in a meaningful way. Please revise. In addition, clarify what you mean by the statement that the resulting offer "effectively challenged" Park City's bid; expand your disclosure to state whether the board considered Park City's proposal inferior. Please also expand your disclosure to clarify what you mean by the "complexity of Park City's offer."

10.   In the fourth paragraph on page 14, you reference the preferred holders' interest in considering only potential transactions that would not "place the company's profitability at risk." The suggestion that the company was profitable prior to the April 10, 2008, special meeting appears inconsistent with your then-recent financial results. In this regard, we refer to the "net losses applicable to common stockholders" reported in your financial statements for the quarter ended March 31, 2008, and for the fiscal year ended December 31, 2007. Please revise your filing as appropriate, or advise.

<u>Position of Park City, Merger Sub and Mr. Fields as to the Fairness of the Merger to Prescient's Unaffiliated Stockholders, page 25</u>

11.   We refer to prior comment 26 from our letter of November 13, 2008. The description of Updata's fairness opinion contained in the bullet point list of factors considered by Park City, Merger Sub and Mr. Fields in connection with

their fairness determinations still does not appear to conform to the text of Updata's opinion. Please revise.

Opinion of Prescient's Financial Advisor

Discounted Cash Flow Analysis, page 30

12. We refer to your response to prior comment 38 from our letter of November 13, 2008. Please explain more clearly how the average cost of capital is used to determine the annual discount rate and the implied perpetual growth rate, and why the weighted average cost of capital analysis to which you refer in your response was heavily weighted by the existence of the company's preferred stock. In addition, advise what factors Updata considered in deciding in its best judgment to raise the annual discount rate to 10% and how this increase in annual discount rate resulted in an implied perpetual growth rate of 2.9%. Please expand the disclosure in your proxy statement to provide the explanation called for by this and our prior comment 38; or tell us why you do not think such information needs to be included in the filing. Please see Item 1015(b)(6) of Regulation M-A.

Information Relating to the Company, Park City and Merger Sub, page 54

13. As previously requested, please ensure that your filing provides all of the information called for by Item 1003(c)(1) and (2) of Regulation M-A with respect to each of the executive officers and directors whose biographies are included in this section. In this regard, we note that although you have provided the principal business and address for the companies that currently employ Mr. Krause and Mr. Gillis, you have not provided this information for all of the companies that employed the officers and directors of each of the company, Park City and Merger Sub during the past five years, as required by Item 1003(c)(2). Revise accordingly.

* * * * * * *

As appropriate, please amend your documents in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact Song Brandon at (202) 551-3621. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (609) 896-1469
        Vincent A. Vietti, Esq.
        Fox Rothschild LLP